Martin J. Lyons, Jr. Executive Vice President & Chief Financial Officer Ameren Corporation T 314.554.2982

June 16, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	William Thompson, Accounting Branch Chief
Adam Phippen, Staff Accountant
Division of Corporation Finance

Re:	Ameren Corporation
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 26, 2016
Form 10-Q for the Quarterly Period Ended March 31, 2016
Filed May 10, 2016
Form 8-K Filed February 19, 2016
File No. 1-14756

Gentlemen:

This letter is being filed in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) transmitted by a letter, dated June 8, 2016, to Martin J. Lyons, Jr., Executive Vice President and Chief Financial Officer, of Ameren Corporation (“Ameren”), with respect to the above-referenced Form 10-K, Form 8-K and Form 10-Q filings.

This letter recites each Staff comment and then provides the response to that comment. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in the referenced filings.

Form 10-Q for the Quarterly Period Ended March 31, 2016

Item 1. Financial Statements

Combined Notes to Financial Statements

Note 1 – Summary of Significant Accounting Policies

Improvements to Employee Share-Based Payment Accounting, page 13

1.	Please tell us the specific guidance and related transition method applied within ASU 2016-09 that resulted in the $21 million income tax benefit recognized in the three months ended March 31, 2016.

Securities and Exchange Commission

June 16, 2016

Response:

Ameren has granted performance share units (“share units”) to certain employees under either its 2006 Omnibus Incentive Compensation Plan or 2014 Omnibus Incentive Compensation Plan. Under these plans, a share unit vests and entitles an employee to receive shares of Ameren common stock (plus accumulated dividends) if, at the end of a three-year performance period, certain specified performance or market conditions have been met, and the individual remains employed by Ameren through the required vesting period. The number of shares issued for each share unit varies from 0% to 200% of the target award, depending on actual company performance relative to the performance goals. The fair value of each share unit, which is recorded as the compensation cost for financial reporting purposes, is determined on the grant date based on the expected share payout, consistent with Accounting Standards Codification (“ASC”) 718 for equity-classified awards.

In March 2016, the Financial Accounting Standards Board (the “FASB”) issued ASU 2016-09 Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”), which simplified the accounting for share-based payment transactions, including the income tax consequences, the calculation of diluted earnings per share, the treatment of forfeitures, the classification of awards as either equity or liabilities, and the classification on the statement of cash flows by amending sections of the Accounting Standards Codification.

Ameren elected to adopt ASU 2016-09 in the first quarter of 2016 and, in accordance with the guidance, reflected all adjustments as of January 1, 2016. Ameren’s adoption of “Issue 1: Accounting for Income Taxes,” described on page 5 of ASU 2016-09, resulted in a $21 million income tax benefit recognized in the three months ended March 31, 2016.

Prior to the adoption of ASU 2016-09, GAAP required tax effects of deductions for share-based payments in excess of compensation cost (“windfalls”) to be recorded in equity, and tax deficiencies (“shortfalls”) to be recorded in equity to the extent of previously recognized windfalls, with the remainder recorded in income tax expense. Ameren’s existing windfall pool on January 1, 2016, was $2 million. ASU 2016-09 amended ASC 718-740-35-2, such that the tax effect of any difference between the compensation cost of an award recognized for financial reporting purposes and the deduction for an award for tax purposes is recognized as an income tax expense or benefit in the income statement in the period in which the tax deduction arises.

As a result of Ameren’s total shareholder return relative to the designated peer group for the three-year performance period ended December 31, 2015, the number of shares issued for each share unit granted in 2013 was 200% of the target award, which was the maximum payout for the awards. The 200% payout, which was approved by the Board of Directors and distributed to employees in the first quarter of 2016, resulted in the $21 million income tax benefit. The benefit represents the tax effect of the excess of (i) the tax deduction for the actual compensation cost over (ii) the compensation cost for financial reporting purposes as calculated based on the grant date fair value of the share units in accordance with ASC 718.

Under the amended ASC 718-740-35-2, the tax effects of awards are treated as discrete items in the reporting period in which they occur. Therefore, the tax effect of awards is not spread over the entire year through the use of the annual effective tax rate, but instead is recorded entirely in

Securities and Exchange Commission

June 16, 2016

the period in which the tax deduction arose. Accordingly, Ameren recorded the $21 million income tax benefit as a discrete item in income from continuing operations for the first quarter of 2016, resulting in a first quarter effective tax rate of 22%, as disclosed in Ameren’s Form 10-Q for the quarterly period ended March 31, 2016, Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations (page 43).

The transition guidance for “Issue 1: Accounting for Income Taxes,” as set forth in ASC 718-10-65-4e, requires prospective application of the amendment related to the tax effects of differences recognized on or after the effective date between the deduction for an award for tax purposes and the compensation costs of that award recognized for financial reporting purposes. In addition, the transition guidance requires a modified retrospective application through a cumulative-effect adjustment to retained earnings as of the beginning of the period for all tax benefits that were not previously recognized because the related tax deduction had not reduced taxes payable.

Ameren applied the amendment requiring recognition of excess tax benefits and tax deficiencies in the income statement prospectively from the date of adoption, January 1, 2016. Accordingly, Ameren recognized the $21 million income tax benefit in the period in which the distribution and related tax deduction occurred (i.e., the three months ended March 31, 2016). Since the amendment requiring recognition in the income statement was applied prospectively, the adoption of ASU 2016-09, as of January 1, 2016, did not result in an adjustment to the financial statements for the outstanding windfall pool of $2 million on January 1, 2016. Further, there were no tax benefits that were not previously recognized because the related tax deduction had not reduced taxes payable, and therefore no cumulative-effect adjustment to Ameren’s beginning retained earnings was required.

2.	In future filings please disclose the method of applying the change in accounting and the effect of the change on income from continuing operations, net income and related per share amounts, and the cumulative effect of the change on retained earnings as of the beginning of the year. Please also disclose whether you elected to estimate the number of awards that are expected to vest or to account for forfeitures when they occur. Please show us what your revised disclosures would look like.

Response:

In future filings, Ameren will disclose the method of applying the change in accounting and the effect of the change on income from continuing operations, net income and related per share amounts, and the cumulative effect of the change on retained earnings as of the beginning of the year. Ameren applied the amendment requiring recognition of excess tax benefits and tax deficiencies in the income statement prospectively, which resulted in recognition of the $21 million increase to income from continuing operations and net income for the three months ended March 31, 2016. None of the amendments in ASU 2016-09 that are required to be applied using a modified retrospective transition method by means of a cumulative-effect adjustment to equity as of the beginning of the period in which the guidance is adopted impacted Ameren. Therefore, there was no cumulative-effect adjustment to retained earnings recognized as of January 1, 2016. As discussed in Ameren’s Form 10-Q for the quarterly period ended March 31,

Securities and Exchange Commission

June 16, 2016

2016, Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations (page 38), first quarter 2016 earnings per diluted share from continuing operations were favorably affected by “a decrease in the effective tax rate primarily due to an income tax benefit recorded at Ameren (parent) pursuant to the adoption of new accounting guidance related to share-based compensation (8 cents per share)” (emphasis added). As noted below, Ameren will enhance its disclosure in Note 1 – Summary of Significant Accounting Policies in future filings to disclose that the adoption of ASU 2016-09 resulted in an income tax benefit of 9 cents per diluted share.

As discussed on page 56 of ASU 2016-09, the FASB’s amendments to ASC 718-10-35-3 permit an entity to “make an entity-wide accounting policy election either to estimate the number of forfeitures expected to occur or to account for forfeitures in the compensation cost when they occur.” Ameren has elected to continue to estimate forfeitures and record compensation expense net of the estimated forfeitures with a true-up to actual forfeitures, as needed.

Ameren will enhance its disclosure of the adoption of ASU 2016-09 in future filings, as follows (the new language is underlined below):

Improvements to Employee Share-Based Payment Accounting

In March 2016, the FASB issued authoritative accounting guidance that simplifies the accounting for share-based payment transactions, including the income tax consequences, the calculation of diluted earnings per share, the treatment of forfeitures, the classification of awards as either equity or liabilities, and the classification on the statement of cash flows. Ameren determines for each performance share unit award whether the difference between the deduction for tax purposes and the compensation cost recognized for financial reporting purposes results in either an excess tax benefit or an excess tax deficit. Previously, excess tax benefits were recognized in “Other paid-in capital” on Ameren’s consolidated balance sheet, and in certain cases, excess tax deficits were recognized in “Income taxes” on Ameren’s consolidated income statement. The new guidance increases income statement volatility by requiring all excess tax benefits and deficits to be recognized in “Income taxes,” and treated as discrete items in the period in which they occur. Ameren adopted this guidance in the first quarter of 2016 and prospectively applied the amendment in this guidance requiring recognition of excess tax benefits and deficits in the income statement, which resulted in recognition of a $21 million income tax benefit and a corresponding $21 million increase in income from continuing operations and net income (9 cents per diluted share) during the period. Also as a result of the adoption of this guidance, Ameren made an accounting policy election to continue to estimate the number of forfeitures expected to occur. The amendments in the guidance that require application using a modified retrospective transition method did not impact Ameren. Therefore, there was no cumulative-effect adjustment to retained earnings recognized as of January 1, 2016. Ameren applied the amendments in this guidance relating to classification on the statement of cash flows retrospectively. As a result, for the three months ended March 31, 2015, Ameren reclassified, for comparison purposes, $2 million of excess tax benefits on the statement of cash flows from financing to operating activities, and $12 million of employee payroll taxes related to share-based payments from operating to financing activities.

Securities and Exchange Commission

June 16, 2016

Form 8-K filed February 19, 2016

3.	We note that Core (Non-GAAP) Diluted Earnings per Share precedes the most directly comparable GAAP measure in the headlines to the earnings release filed as Exhibit 99.1. In addition, we note that the adjustments to GAAP EPS to reconcile to Core EPS are presented net of tax. These presentations are inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

Response:

Ameren will review and reflect the updated Compliance and Disclosure Interpretations issued on May 17, 2016, in future earnings releases and other applicable disclosures.

*         *         *

In connection with this letter in response to the Staff’s comments, Ameren acknowledges:

•	Ameren is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and

•	Ameren may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning responses to these comments, please contact the undersigned at (314) 554-2982 or Bruce A. Steinke, Senior Vice President, Finance and Chief Accounting Officer at (314) 554-2574.

Very truly yours,

/s/ Martin J. Lyons, Jr.

Martin J. Lyons, Jr.

Executive Vice President and Chief Financial Officer

Ameren Corporation

cc:	Bruce A. Steinke
Warner L. Baxter
Gregory L. Nelson